INDEPENDENT AUDITOR'S REPORT


TO: The Shareholders and Directors
    of New Alternatives Fund Inc.



I have audited the 1996 financial statements of New Alternatives Fund (The Fund) and have issued my report thereon dated January 31, 1997. As part of my audit, I made a study and evaluation of the Fund's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Fund's financial statements, and to provide a basis for reporting material weaknesses in internal accounting control under the instructions for form NSAR. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of the Fund is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities nevertheless may occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.






For the purposes of this letter, material weakness is a condition in which the specific control procedures, or the degree of compliance with them, do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. These criteria may be broader than those that may be appropriate for evaluating weaknesses in accounting control for management or other purposes.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly I do not express an opinion on the system of internal accounting control of the Fund taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for use of the management and for filing with the Securities Exchange Commission and should not be used for any other purpose.


Kenneth D Katz CPA
February 10, 1997